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CONTACT:          RAOUL J. WITTEVEEN
                  (212) 916-3261


FOR IMMEDIATE RELEASE



                   INTERPOOL, INC. CONSUMMATES EXCHANGE OFFER
                        FOR 100% OF 6-5/8% NOTES DUE 2003

PRINCETON, NJ, September 18, 1998 - Interpool, Inc. (NYSE: IPX) announced today the successful consummation of an exchange offer for all of the Company's outstanding 6-5/8% Notes due 2003.

Pursuant to the exchange offer, the entire $100,000,000 principal amount of 6-5/8% Notes due 2003 (the "6-5/8% Private Notes") were tendered prior to the expiration of the exchange offer and exchanged for the same principal amount of Interpool 6-5/8% Notes due 2003 (the "6-5/8% Exchange Notes"), which have been registered under the Securities Act. The 6-5/8% Private Notes were originally issued and sold on February 24,1998, in a transaction exempt from registration under the Securities Act.

The 6-5/8% Exchange Notes issued in the exchange offer have substantially the same terms and conditions as the unregistered 6-5/8% Private Notes, except that the 6-5/8% Exchange Notes are not subject to the restrictions on resale or transfer, which applied to the unregistered 6-5/8% Private Notes.

Interpool, originally founded in 1968, is one of the world's leading lessors of cargo containers used in international trade and is the second largest lessor of intermodal container chassis in the United States. The Company leases its containers and chassis to over 200 customers, including nearly all of the world's 20 largest international container shipping lines.

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